Evolving Gold Announces Rattlesnake Hills Drill Program

Vancouver, British Columbia, 5/22/2008: Evolving Gold Corp. (TSX-V:EVG) (OTCBB:EVOGF) is pleased to announce the initiation of drilling at its Rattlesnake Hills Diatreme Complex Project in Wyoming. Evolving will employ two diamond drilling core rigs to drill a minimum of 20,000 feet (6,100 m) and test the mineralized diatreme complex to depths of up to 500 meters below surface. Drilling is planned to commence early June, 2008. The 16 to 20 drill hole program is budgeted at $1,600,000.

“Previous drilling by Newmont in the 1990’s encountered drill intercepts including 149 m @ 1.62 g/t Au, 75 m @ 1.28 g/t Au and 60 m @ 1.05 g/t Au. American Copper and Nickel Company (ACNC) encountered 101 m @ 0.78 g/t Au.” reports Dr. Quinton Hennigh, President of Evolving Gold Corp. “Most of the Newmont and ACNC holes terminated in mineralization.”

“This drill program will test deeper parts of the mineralized diatreme as well as structures penetrating its walls, especially along the south side. The project is designed to expand the zones of known gold mineralization as well as test for possible high-grade structural traps and feeders.”

“The footprint of alteration is 1.5 square kilometers and is centered on the western diatreme of a nested diatreme complex approximately 5 kilometers across. Newmont and ACNC only tested a small fraction of the alteration footprint.” says Hennigh.

The Rattlesnake Hills are host to an Eocene alkaline volcanic field covering about 100 square miles and is part of the greater Rocky Mountain “alkalic” gold province stretching from British Columbia to northern Mexico. Other such volcanic complexes in this belt host such large gold deposits as Cripple Creek-Victor, Colorado, Zortman-Landusky, Montana and Ortiz, New Mexico. Of all the known alkaline volcanic centers in this belt, Rattlesnake Hills is the least explored.

About Evolving Gold Corp.
Evolving Gold is actively exploring 9 separate gold properties, primarily in known, producing gold trends in the state of Nevada. In total, Evolving holds over 90,000 acres of exploration lands.

Evolving has entered into a lease agreement with Newmont Mining Corporation on four prospective gold properties located within the prolific Carlin Gold Trend (see press release dated December 5, 2007). Evolving recently announced the signing of a definitive agreement to acquire 100% of the Rattlesnake Hills Diatreme Complex in Wyoming (see press release dated January 18, 2008).

The Company has drills operating at their North Carlin District Properties and at their Sleeper District Project in Nevada. It has recently completed first rounds of drilling at the Malone Gold/Silver Project (NM) (see press release dated March 4, 2008) and Fisher Canyon (NV) (see press release dated February 1, 2008).

Evolving Gold is continuing its drilling and acquisition strategy.

In compliance with National Instrument 43-101, Robert W. Barker, Ph.D., P.Geo., is the Qualified Person responsible for the accuracy of this news release.

On behalf of Evolving Gold Corp.,

Robert W. Barker, Ph.D., P.Geo
Senior Geologist

FOR MORE INFORMATION, PLEASE CONTACT:

Evolving Gold Corp.
Robert Bick, CEO
robert@evolvinggold.com
Direct: 604 685 6375
Toll Free: 1-866-604-3864
www.EvolvingGold.com

OR

Renmark Financial Communications Inc
Christopher Wells: cwells@renmarkfinancial.com
James Buchanan: jbuchanan@renmarkfinancial.com
Tel.: (514) 939-3989 Fax: (514) 939-3717
www.renmarkfinancial.com

OR

Excelsior Communications Inc.
Miranda Bradley, Managing Partner
miranda@excelsiorcommunications.com
Direct (416) 996-0238
www.excelsiorcommunications.com

FORWARD LOOKING STATEMENTS: This document includes forward-looking statements as well as historical information. Forward-looking statements include, but are not limited to, the continued advancement of Evolving’s general business development, research development and/or Evolving’s development of mineral exploration projects. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect”, “intent”, “may”, “project”, “plan”, “should” and similar expressions may identify forward-looking statements. Although Evolving Gold Corp. believes that their expectations reflected in these forward looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statement. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Evolving’s mineral deposit(s), fluctuations in the marketplace for the sale of minerals, the inability to implement corporate strategies, the ability to obtain financing and other risks disclosed in our annual report on Form 20F filed with the U.S. Securities and Exchange Commission and filings made with the Canadian Securities Regulators..

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 725 – 666 Burrard Street, Vancouver, B.C., Canada, V6C 2X8
Tel. 604 685-6375 Fax. (604) 909-1163 Email: info@evolvinggold.com Web: www.evolvinggold.com
TSX-V: EVG OTC-BB: EVOGF